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                                                                       EXHIBIT 7

ARMOR ALL

CONTACT:  MICHAEL MCCAFFERTY/EXECUTIVE VICE PRESIDENT
           AND CHIEF FINANCIAL OFFICER
           714-448-4215

                     ARMOR ALL AGREES TO MERGE WITH CLOROX

    ALISO VIEJO, CALIF., TUESDAY, NOVEMBER 26, 1996--Armor All Products Corporation (NASDAQ:ARMR) and The Clorox Company (NYSE:CLX) jointly announced that they have reached agreement on the terms of a tender offer whereby Clorox would acquire all the outstanding shares of Armor All for $19.09 share. Armor All's regularly quarterly dividend of $0.16 per share will also be paid January 2, 1997, to shareholders of record on December 2, 1996.

    "This merger combines the marketing and product development skills of two companies widely respected and recognized for their expertise in brand management--which will result in a stronger, more dynamic enterprise," said Ken Evans, Armor All president and chief executive officer.

    Separately, McKesson Corp. (NYSE:MCK) agreed to tender its 55% ownership interest, or 11.6 million shares, into the offer. Under the terms of the agreement, Clorox is expected to commence the tender offer on December 2 and to close before the end of the year. The offer is subject to satisfaction on normal conditions including expiration of the waiting period under the provisions of the Hart-Scott-Rodino Act.

    "Armor All is a great brand equity with leading positions in the market and extraordinarily high consumer awareness and satisfactions ratings," said Clorox Chairman and chief executive officer, Craig Sullivan. He continued, "This acquisition is right on target with our strategy of finding strong equities in new categories close in to what we do and where we can add value."

    Based in Oakland, California, Clorox is the nation's leading manufacturer of home cleaning products. The company develops, manufactures and sells grocery store products both domestically and internationally. In the most recent fiscal year ending June 30, Clorox had net earnings of $222 million on sales of $2.2 billion.

    San Francisco based, McKesson Corp. through its U.S. Health Care business, its Canadian subsidiary, Media Health and Pharmaceutical Services, and its minority interest in Mexico's Nadro, S.A., is the largest distributor of pharmaceuticals and health care products in North America.

    Armor All Products is the nation's leading marketer of automotive appearance products. The Company's home care division, located in Charleston, South Carolina, markets products designed to protect, clean and beautify surfaces in and around the home. Armor All International markets and sells the Armor All brand automotive products in more than 70 countries around the world.

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 ARMOR ALL PRODUCTS CORPORATION  / /  6 LIBERTY, ALISO VIEJO, CALIFORNIA 92656
     / /  (714) 362-0600 FAX (714)362-0619 INTERNATIONAL FAX (714) 362-0530